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[CELERITY GROUP, INC. LETTERHEAD]

                                                      VIA FACSIMILE 202.942.9585
                                                             AND FEDERAL EXPRESS


December 31, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:  Ms. Peggy Fisher
            Division of Corporate Finance

         SUBJECT: CELERITY GROUP, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  (FILE NO. 333-90150)

Ladies and Gentlemen:

     Celerity Group, Inc. (the "Company") hereby makes an application to withdraw its Registration Statement on Form S-1 and Amendment No. 1 through 8, File Number 333-90150 (the "Form S-1 Registration Statement") pursuant to Rule 477 under the Securities Act of 1933, as amended. In connection with the agreement of its operating subsidiaries which is Celerity Group Inc., a California corporation, FTS Systems and Kinetics Chempure Systems to sell substantially all of its assets to a newly formed Corporation, Celerity Inc., the Company has elected not to proceed with the offering for which the Form S-1 Registration Statement and Amendment No. 1 through 8 were filed. No offers or sales of the Company's Common Stock have been or will be made pursuant to the Form S-1 Registration Statement.

     Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

     If you have any questions regarding this, please do not hesitate to contact our legal counsel, John Goodman at 408-832-8607. Please provide a copy of the order granting the withdrawal of the Form S-1 Registration Statement to John Goodman at 1463 Centre Pointe Drive, Milpitas, California, CA 95035.

                           Very truly yours,

                           /s/ JOHN GOODMAN
                           ----------------------------------
                           John Goodman
                           EVP, General Counsel and Secretary

cc: Mr. Jay S. Mumford, Securities and Exchange Commission
    Daniel J. Winnike, Esq., Fenwick & West LLP
    Scott J. Leichtner, Esq., Fenwick & West LLP
    John R. Ferron, CFO
    David J. Shimmon, Chairman and CEO